Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2020, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2020 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2019 Annual MD&A; our 2019 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2020, we updated our Cable segment financial and key performance indicator disclosures such that we began presenting Cable average revenue per account (ARPA), customer relationships, and market penetration. We also amended our subscriber reporting to report Internet and Ignite TV™ subscribers, removing legacy Television subscribers and Phone subscribers. In addition to the changes to our key performance indicators, we no longer report revenue by our Cable sub-products (i.e. Internet, Television, and Phone) and instead, we present a single "service revenue" amount. These changes are a result of the way in which we manage our business due to the ongoing convergence of the technology used to deliver Internet and television services and represent the key metrics against which we will measure growth in our Cable segment. See "Results of our Reportable Segments - Cable" and "Key Performance Indicators" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2019 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 21, 2020 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2020, the first quarter refers to the three months ended March 31, 2020, second quarter refers to the three months ended June 30, 2020, and year to date refers to the nine months ended September 30, 2020 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

Rogers Communications Inc.	1	Third Quarter 2020

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	25	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	25	Regulatory Developments
6	Summary of Consolidated Financial Results	26	Updates to Risks and Uncertainties
7	Results of our Reportable Segments	28	Critical Accounting Policies and Estimates
13	Review of Consolidated Performance	30	Key Performance Indicators
15	Managing our Liquidity and Financial Resources	31	Non-GAAP Measures and Related Performance
19	Overview of Financial Position		Measures
20	Financial Condition	35	Other Information
22	Financial Risk Management	37	About Forward-Looking Information

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world as a second wave of the virus appears to be affecting Canada and other locations globally. After experiencing the most significant impact of COVID-19 in the second quarter, our results have recovered materially, although they are still down compared to last year. As a critical service provider during this time, it is of utmost importance to ensure our customers stay connected and that our customers and employees remain safe.

In March, we took swift action to ensure our customers and employees remain safe and healthy during the pandemic, including temporarily closing the majority of our retail stores across Canada and enabling most of our employees to work from home. We also took steps to ensure our customers could stay connected to the world around them, such as providing additional free services (including a rotating selection of premium television channels) and waiving certain fees (including pay-per-use international roaming fees and long distance voice calling fees), and that our networks remain operational, including adding capacity and managing traffic.

Earlier this year, we implemented compensation- and health and safety-related programs to help our employees get through this challenging time, including ensuring a minimum compensation level even when employees were unable to work. We also launched several community-focused activities and events, and as provinces relaxed certain public health restrictions, we have reopened substantially all of our retail stores with the implementation of public health and safety measures as at September 30, 2020.

This quarter, live sports, which were suspended in March, resumed and allowed our broadcast teams to return to the studio and provide coverage to Canadians despite continued restricted attendance at live sports events. As public health restrictions were lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected during this time. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Rogers Communications Inc.	2	Third Quarter 2020

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Improved monthly postpaid churn by 10 basis points to 1.10%, despite increased subscriber additions and high consumer activity.

•	Opened virtually our Kelowna Customer Solution Centre as part of our fully Canada-based customer service team.

•
Expanded financing to device accessories to make the latest accessories affordable for Rogers customers, including AirPods, Google Nest products, cases, screen protectors, chargers, smart bulbs, and more.

•	Launched DAY PASS™, a daily payment option, and Top Up as a Guest, which allows customers to top up an account without signing in, on chatr, both new features focused on affordability and flexibility.

Invest in our networks and technology to deliver leading performance and reliability

•	Expanded Canada's first and largest 5G network to 130 cities and towns.

•
Launched a 5G Smart Campus at University of Waterloo to help enable the research and commercialization of made-in-Canada 5G technology and applications, including smart city solutions for local governments and residents, asset tracking for businesses, and network slicing for first responders.

•
Announced the acquisitions of Cable Cable Inc. and Ruralwave Inc., local telecommunications companies in the Ontario Kawartha Lakes region, building on our commitment to expand our network and serve more customers.

•
Continued to strengthen our Advanced Services portfolio to help make it easier for businesses and governments to serve their customers and citizens, including new Internet of Things collaborations with bciti, a smart city platform provider that digitally connects residents to their communities and local businesses, and Roambee, a real-time asset monitoring solution provider that transforms supply chain and logistics operations for Canadian businesses.

Deliver innovative solutions and compelling content that our customers will love

•	Launched an exclusive offer to provide the first six months free when signing up to Apple Music for customers on select Rogers Infinite plans.

•	Launched Ignite™ SmartStream™, an entertainment add-on for Ignite Internet™ customers, to give customers access to their favourite streaming services in one place.

•	Expanded free content on Ignite TV with the introduction of two apps, Fun at Home and Health at Home.

•	Delivered industry-leading coverage with the return of live sports, with Sportsnet the most-watched network in Canada for key demographics and first overall in primetime in August.

Drive profitable growth in all the markets we serve

•	Wireless postpaid net subscriber additions of 138,000, up 34%, reflecting strong execution with stores reopening and a recovering economy.

•	Expanded Wireless adjusted EBITDA service margin by 300 basis points; expanded Cable adjusted EBITDA margin by 120 basis points despite COVID-19 impacts.

•	Delivered free cash flow growth of 13% in part as a result of careful capital management.

Develop our people and a high performance culture

•	Achieved an all-time high employee engagement score of 87% in our annual employee survey, up two points from 2019 and seven points above best-in-class.

•
Launched For the Love of Work™, Made Possible by Rogers, a podcast that explores key themes at the heart of a winning employee experience, including resilience, inclusion and diversity, and values, to attract talent and build pride within our team.

•
Extended our employee virtual health care solution in partnership with Sun Life until the end of the year to give our employees and their families quick access to health care professionals during COVID-19.

•
Announced a $10 million commitment over the next five years in free advertising and creative services to charities and small businesses that support Black, Indigenous and People of Colour (BIPOC) and equity-seeking communities by leveraging our sports and media assets as part of our inclusion and diversity plan.

Be a strong, socially responsible leader in our communities across Canada

•
Completed successfully, in partnership with Food Banks Canada, the largest food hamper program in the organization’s history with employee volunteers donating more than 20,000 hours in the Rogers Centre™ and across the country to enable 8 million meals for Canadian families and kicking off the 60,000 Hours Challenge for employees as part of The 60 Project to mark our 60th anniversary in 2020.

•	Launched the Team Rogers Community Draft to support families as children return to sport, with assistance toward league fees and access to mentorship.

Rogers Communications Inc.	3	Third Quarter 2020

•
Partnered with the Orange Shirt Society, in its efforts to expand Indigenous education across Canada and raise awareness on Indigenous reconciliation, with a specially designed t-shirt for Orange Shirt Day by Ojibwe artist Patrick Hunter sold on TSC™ and raised nearly $100,000, with all proceeds going to the society.

•	Supported Jays Care Foundation’s virtual summer camps for 10,000 youth across Canada with an annual donation of $1 million to the foundation.

Proposed Cogeco transaction
On September 2, Rogers announced we had entered into an agreement with Altice USA, Inc. (Altice USA) whereby we would purchase the Canadian assets of Cogeco Inc. and Cogeco Communications Inc. (collectively Cogeco) if Altice USA is successful in acquiring Cogeco, as outlined in its bid proposal publicly released on September 2. The Boards of Directors of Cogeco rejected the September 2 offer and Cogeco’s controlling shareholder has indicated it does not support the proposed transaction.

On October 18, Altice USA presented a revised offer to Cogeco. If the offer is accepted by Cogeco, Rogers would acquire Cogeco’s Canadian assets for a gross purchase price of $6 billion, less the value of Rogers’ investment in Cogeco of $2.3 billion (which is inclusive of the bid premium), for net cash consideration of $3.7 billion. If a mutually satisfactory agreement or, at the very least, a clear path forward to completion of a transaction, is not reached by November 18, 2020, Altice USA has stated it will withdraw the revised offer. Cogeco's controlling shareholder and Boards of Directors rejected the revised offer. Subsequently, Altice USA and Rogers jointly reaffirmed that should Cogeco’s controlling shareholder and Boards of Directors wish to engage with subordinate shareholders about the offer, the revised offer remains in effect until November 18, 2020.

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue decreased by 2% this quarter, largely driven by a 9% decrease in Wireless service revenue.

The Wireless service revenue decrease was mainly a result of lower roaming revenue due to global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue increased as a result of a shift in the product mix of device sales towards higher-value devices.

Cable revenue decreased by 1% this quarter with consistent service revenue and a decrease in equipment revenue.

Media revenue increased by 1% primarily as a result of higher revenue associated with the resumption of NHL hockey, partially offset by lower revenue at the Toronto Blue Jays™ due to COVID-19.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 4% this quarter and our adjusted EBITDA margin was down 90 basis points.

Wireless adjusted EBITDA decreased by 4%, primarily as a result of the flow-through impact of the aforementioned decrease in revenue, partially offset by cost efficiencies. This gave rise to an adjusted EBITDA service margin of 65.9%, an improvement of 300 basis points from last year.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of lower operating expenses due to lower costs associated with fewer subscriber additions, increased self-installation, and other cost efficiencies. This gave rise to a margin of 51.4% this quarter, up 120 basis points from last year.

Media adjusted EBITDA decreased by 32%, or $41 million, this quarter primarily due to higher programming and sports costs associated with the resumption of NHL hockey, partially offset by higher revenue, as discussed above.

Net income and adjusted net income
Net income and adjusted net income both decreased this quarter by 14% and 12%, respectively, primarily as a result of the decrease in adjusted EBITDA.

Rogers Communications Inc.	4	Third Quarter 2020

Substantial cash flow and available liquidity
This quarter, we continued to generate substantial cash flow from operating activities of $986 million, down 24% as a result of an increase in net working capital associated with investments in customers, and free cash flow of $868 million, up 13%.

Furthermore, as at September 30, 2020, we had $5.5 billion of available liquidity, including $2.2 billion in cash and cash equivalents and a combined $3.3 billion available under our bank credit facility and accounts receivable securitization program, and investment-grade credit ratings with a stable outlook.

We also returned substantial cash to shareholders through the payment of $253 million in dividends this quarter and we declared a $0.50 per share dividend on October 21, 2020.

Financial guidance
Due to the continued uncertainty surrounding the duration and potential outcomes of COVID-19, we are unable at this time to predict the overall impact on our operations and financial results, but the impact to date has been material. While results this quarter have recovered materially from the second quarter, it is not possible at this time to reliably estimate our financial results for the remainder of the year; therefore, we will not provide an updated financial outlook for 2020. Although COVID-19 has adversely impacted total service revenue and adjusted EBITDA in the short-term, we have continued to generate strong free cash flow, which remains a priority for us. See "Updates to Risks and Uncertainties" and "About Forward-Looking Information" for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

Rogers Communications Inc.	5	Third Quarter 2020

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Wireless	2,228	2,324	(4)		6,239	6,757	(8)
Cable	988	994	(1)		2,927	2,967	(1)
Media	489	483	1		1,197	1,542	(22)
Corporate items and intercompany eliminations	(40)	(47)	(15)		(127)	(145)	(12)
Revenue	3,665	3,754	(2)		10,236	11,121	(8)
Total service revenue [1]	3,086	3,233	(5)		8,932	9,721	(8)

Adjusted EBITDA [2]
Wireless	1,089	1,138	(4)		3,033	3,281	(8)
Cable	508	499	2		1,415	1,422	—
Media	89	130	(32)		(31)	118	n/m
Corporate items and intercompany eliminations	(48)	(55)	(13)		(150)	(139)	8
Adjusted EBITDA [2]	1,638	1,712	(4)		4,267	4,682	(9)
Adjusted EBITDA margin [2]	44.7%	45.6%	(0.9	pts)	41.7%	42.1%	(0.4	pts)

Net income	512	593	(14)		1,143	1,575	(27)
Basic earnings per share	$1.01	$1.16	(13)		$2.26	$3.07	(26)
Diluted earnings per share	$1.01	$1.14	(11)		$2.23	$3.05	(27)

Adjusted net income [2]	548	622	(12)		1,225	1,624	(25)
Adjusted basic earnings per share [2]	$1.09	$1.22	(11)		$2.43	$3.17	(23)
Adjusted diluted earnings per share [2]	$1.08	$1.19	(9)		$2.39	$3.15	(24)

Capital expenditures	504	657	(23)		1,656	2,016	(18)
Cash provided by operating activities	986	1,305	(24)		3,374	3,360	—
Free cash flow [2]	868	767	13		1,798	1,781	1
n/m - not meaningful

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	6	Third Quarter 2020

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Service revenue	1,652	1,808	(9)		4,942	5,368	(8)
Equipment revenue	576	516	12		1,297	1,389	(7)
Revenue	2,228	2,324	(4)		6,239	6,757	(8)

Operating expenses
Cost of equipment	567	530	7		1,278	1,498	(15)
Other operating expenses	572	656	(13)		1,928	1,978	(3)
Operating expenses	1,139	1,186	(4)		3,206	3,476	(8)

Adjusted EBITDA	1,089	1,138	(4)		3,033	3,281	(8)

Adjusted EBITDA service margin [1]	65.9%	62.9%	3.0	pts	61.4%	61.1%	0.3	pts
Adjusted EBITDA margin [2]	48.9%	49.0%	(0.1	pts)	48.6%	48.6%	—
Capital expenditures	228	288	(21)		763	960	(21)

[1]	Calculated using service revenue.

[2]	Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2020	2019	Chg		2020	2019	Chg

Postpaid
Gross additions	450	437	13		923	1,083	(160)
Net additions	138	103	35		131	203	(72)
Total postpaid subscribers [2]	9,569	9,360	209		9,569	9,360	209
Churn (monthly)	1.10%	1.20%	(0.10	pts)	0.93%	1.06%	(0.13	pts)
Prepaid
Gross additions	163	235	(72)		423	605	(182)
Net additions	30	27	3		(102)	(21)	(81)
Total prepaid subscribers [2]	1,300	1,478	(178)		1,300	1,478	(178)
Churn (monthly)	3.46%	4.74%	(1.28	pts)	4.41%	4.62%	(0.21	pts)
Blended ABPU (monthly)	$63.55	$67.20	($3.65)		$63.39	$66.25	($2.86)
Blended ARPU (monthly)	$51.12	$56.01	($4.89)		$51.00	$55.56	($4.56)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 9% decreases in service revenue and blended ARPU this quarter and 8% decreases year to date were each a result of:

•	lower roaming revenue, due to global travel restrictions during COVID-19; and

•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi.

The 5% decrease in blended ABPU this quarter and 4% decrease year to date were primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift in subscribers financing new, higher-value device purchases.

Rogers Communications Inc.	7	Third Quarter 2020

The increase in postpaid gross additions, the postpaid net additions, and the improved postpaid churn this quarter were all a result of strong execution, with gradual store openings and an increase in market activity by Canadians.

Equipment revenue
The 12% increase in equipment revenue this quarter was a result of:

•	a shift in the product mix of device sales towards higher-value devices; and

•	higher device upgrades by existing customers.

The year to date equipment revenue decrease of 7% was primarily a result of lower device upgrades by existing customers and lower gross additions, in part due to COVID-19.

Operating expenses
Cost of equipment
The 7% increase in the cost of equipment this quarter and the 15% decrease year to date were each a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 13% decrease in other operating expenses this quarter was primarily a result of various cost efficiencies and productivity initiatives.

The lower decrease of 3% year to date was also impacted by higher bad debt expense in the second quarter due to the adverse change in economic conditions tied to the onset of COVID-19.

Adjusted EBITDA
The 4% decrease in adjusted EBITDA this quarter and 8% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2020

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Service revenue	985	989	—		2,920	2,956	(1)
Equipment revenue	3	5	(40)		7	11	(36)
Revenue	988	994	(1)		2,927	2,967	(1)

Operating expenses	480	495	(3)		1,512	1,545	(2)

Adjusted EBITDA	508	499	2		1,415	1,422	—

Adjusted EBITDA margin	51.4%	50.2%	1.2	pts	48.3%	47.9%	0.4	pts
Capital expenditures	217	290	(25)		713	864	(17)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2020	2019	Chg		2020	2019	Chg

Internet
Net additions	16	41	(25)		38	77	(39)
Total Internet subscribers [2,3]	2,574	2,507	67		2,574	2,507	67
Ignite TV
Net additions	38	65	(27)		147	178	(31)
Total Ignite TV subscribers [2]	473	220	253		473	220	253

Homes passed [2]	4,543	4,434	109		4,543	4,434	109
Customer relationships
Net additions	6	14	(8)		1	13	(12)
Total customer relationships [2,3]	2,513	2,502	11		2,513	2,502	11
ARPA (monthly)	$131.25	$132.22	($0.97)		$129.44	$131.99	($2.55)

Penetration [2]	55.3%	56.4%	(1.1	pts)	55.3%	56.4%	(1.1	pts)

[1]	Subscriber results are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for September 30, 2020.

Revenue
Cable service revenue was stable this quarter. The 1% decrease year to date was a result of:

•
a 2% decrease year to date in ARPA as a result of the combined effects of bundled pricing constructs that provide home phone for a lower incremental cost and waiving certain fees and the programs implemented to help customers during COVID-19, the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings, and the impact of service pricing changes in 2019; partially offset by

•
the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases, partially offset by declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap include adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 3% decrease in operating expenses this quarter and 2% decrease year to date were primarily a result of lower costs associated with fewer subscriber additions and increased self-installation and other cost efficiencies.

Rogers Communications Inc.	9	Third Quarter 2020

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and stable adjusted EBITDA year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2020

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue	489	483	1		1,197	1,542	(22)
Operating expenses	400	353	13		1,228	1,424	(14)

Adjusted EBITDA	89	130	(32)		(31)	118	n/m

Adjusted EBITDA margin	18.2%	26.9%	(8.7	pts)	(2.6)%	7.7%	(10.3	pts)
Capital expenditures	18	17	6		43	56	(23)

Our Media results this quarter and year to date have been significantly affected by COVID-19 and reflect the suspension of all major sports leagues from mid-March until the beginning of this quarter. Additionally, our Media segment is affected by seasonal fluctuations, some of which relate to the typical amount of consumer activity and its impact on advertising and related retail cycles.

Revenue
The 1% increase in revenue this quarter was a result of:

•	higher advertising, subscription, and broadcasting revenue as a result of the resumption of NHL hockey; and

•	higher Today's Shopping Choice™ revenue; partially offset by

•	lower Toronto Blue Jays™ game-day revenue due to COVID-19.

Year to date revenue decreased 22% primarily as a result of lower sports-related revenues, including at the Toronto Blue Jays, and lower advertising revenue as a result of softness in the advertising market, both due to COVID-19.

Operating expenses
The 13% increase in operating expenses this quarter was a result of:

•	higher programming costs, as a result of the resumption of NHL hockey; partially offset by

•	lower general operating costs as a result of reduced operating activity.

The 14% decrease in operating expenses year to date was a result of lower sports-related costs, including Toronto Blue Jays player payroll and game-day costs, due to COVID-19 and the temporary suspension of major sports leagues.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2020

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2020	2019	% Chg		2020	2019	% Chg

Wireless	228	288	(21)		763	960	(21)
Cable	217	290	(25)		713	864	(17)
Media	18	17	6		43	56	(23)
Corporate	41	62	(34)		137	136	1

Capital expenditures [1]	504	657	(23)		1,656	2,016	(18)

Capital intensity [2]	13.8%	17.5%	(3.7	pts)	16.2%	18.1%	(1.9	pts)

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

As a result of COVID-19, consolidated capital expenditures have declined by 23% this quarter and 18% for the year to date. Most of this decline has been a result of fewer residential installations, deferrals of projects that have been delayed as a result of the pandemic, and lower costs associated with the introduction of self-install in our Cable business. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, as evidenced by our improving capital intensity ratios, including expansion of our 5G network and our Connected Home roadmap.

Wireless
Capital expenditures in Wireless this quarter and year to date, while lower than in 2019, reflect continued investments in our networks. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in 130 cities and towns.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower residential installation activity and lower purchases of customer premise equipment (CPE) during the pandemic. While we continue to work towards our ongoing goal of recognizing capital efficiencies and improving our capital intensity, we have prioritized our capital expenditures through continued upgrades to our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
Media capital expenditures this quarter were in line with 2019. The decrease in capital expenditures in Media year to date was primarily a result of lower stadium and facility investments at the Toronto Blue Jays this year.

Corporate
The decrease in corporate capital expenditures this quarter was a result of lower investments in our real estate facilities. Corporate capital expenditures year to date were in line with 2019.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of lower capital expenditures partially offset by lower revenue, as discussed above.

Rogers Communications Inc.	12	Third Quarter 2020

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,638	1,712	(4)	4,267	4,682	(9)
Deduct (add):
Depreciation and amortization	663	627	6	1,952	1,850	6
Restructuring, acquisition and other	49	42	17	112	101	11
Finance costs	219	215	2	653	610	7
Other expense (income)	6	16	(63)	(1)	2	n/m
Income tax expense	189	219	(14)	408	544	(25)

Net income	512	593	(14)	1,143	1,575	(27)

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Depreciation of property, plant and equipment	603	578	4	1,785	1,709	4
Depreciation of right-of-use assets	57	45	27	159	128	24
Amortization	3	4	(25)	8	13	(38)

Total depreciation and amortization	663	627	6	1,952	1,850	6

Total depreciation and amortization increased this quarter and year to date primarily as a result of the cumulative impact of higher capital expenditures over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $49 million and $112 million (2019 - $42 million and $101 million), respectively, in restructuring, acquisition and other expenses. In 2020, these costs were incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings [1]	196	194	1	585	554	6
Interest on lease liabilities	17	15	13	52	44	18
Interest on post-employment benefits liability	3	2	50	10	8	25
Loss (gain) on foreign exchange	6	20	(70)	115	(52)	n/m
Change in fair value of derivative instruments	(4)	(19)	(79)	(113)	54	n/m
Capitalized interest	(5)	(5)	—	(15)	(14)	7
Other	6	8	(25)	19	16	19

Total finance costs	219	215	2	653	610	7
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	13	Third Quarter 2020

The 2% increase in finance costs this quarter and 7% increase year to date were primarily a result of higher interest on borrowings, caused by:

•	higher outstanding debt as a result of our debt issuances over the past year; partially offset by

•	a lower weighted average cost of borrowing on our outstanding debt.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2020	2019	2020	2019

Statutory income tax rate	26.6%	26.7%	26.6%	26.7%
Income before income tax expense	701	812	1,551	2,119
Computed income tax expense	186	217	413	566
Increase (decrease) in income tax expense resulting from:
Non-taxable stock-based compensation	—	(1)	(3)	—
Non-deductible portion of equity losses	5	6	7	7
Income tax adjustment, legislative tax change	—	—	—	(23)
Non-taxable portion of capital gains	—	(2)	—	(2)
Other items	(2)	(1)	(9)	(4)

Total income tax expense	189	219	408	544

Effective income tax rate	27.0%	27.0%	26.3%	25.7%
Cash income taxes paid	75	99	243	345

The effective income tax rates for the quarter and for the year to date approximated the statutory income tax rates.

Cash income taxes decreased this quarter and year to date as a result of the timing of installment payments.

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Net income	512	593	(14)	1,143	1,575	(27)
Basic earnings per share	$1.01	$1.16	(13)	$2.26	$3.07	(26)
Diluted earnings per share	$1.01	$1.14	(11)	$2.23	$3.05	(27)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,638	1,712	(4)	4,267	4,682	(9)
Deduct:
Depreciation and amortization	663	627	6	1,952	1,850	6
Finance costs	219	215	2	653	610	7
Other expense (income)	6	16	(63)	(1)	2	n/m
Income tax expense [2]	202	232	(13)	438	596	(27)

Adjusted net income [1]	548	622	(12)	1,225	1,624	(25)

Adjusted basic earnings per share [1]	$1.09	$1.22	(11)	$2.43	$3.17	(23)
Adjusted diluted earnings per share [1]	$1.08	$1.19	(9)	$2.39	$3.15	(24)

[1]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]
Income tax expense excludes recoveries of $13 million and $30 million (2019 - recoveries of $13 million and $29 million) for the three and nine months ended September 30, 2020, respectively, related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery as a result of legislative tax changes for the nine months ended September 30, 2019.

Rogers Communications Inc.	14	Third Quarter 2020

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,475	1,671	4,260	4,553
Change in non-cash operating working capital items	(198)	(45)	(29)	(267)
Cash provided by operating activities before income taxes paid and interest paid	1,277	1,626	4,231	4,286
Income taxes paid	(75)	(99)	(243)	(345)
Interest paid	(216)	(222)	(614)	(581)

Cash provided by operating activities	986	1,305	3,374	3,360

Investing activities:
Capital expenditures	(504)	(657)	(1,656)	(2,016)
Additions to program rights	(23)	(15)	(45)	(29)
Changes in non-cash working capital related to capital expenditures and intangible assets	20	(63)	(134)	(144)
Acquisitions and other strategic transactions, net of cash acquired	(8)	—	(8)	(1,731)
Other	(32)	11	(60)	1

Cash used in investing activities	(547)	(724)	(1,903)	(3,919)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	325	(311)	(1,402)	(523)
Net issuance of long-term debt	—	—	2,540	2,276
Net (payments) proceeds on settlement of debt derivatives and forward contracts	—	(22)	80	(126)
Principal payments of lease liabilities	(57)	(45)	(155)	(124)
Transaction costs incurred	(1)	—	(22)	(33)
Repurchase of Class B Non-Voting Shares	—	(89)	—	(294)
Dividends paid	(253)	(256)	(758)	(760)

Cash provided by (used in) financing activities	14	(723)	283	416

Change in cash and cash equivalents	453	(142)	1,754	(143)
Cash and cash equivalents, beginning of period	1,795	404	494	405

Cash and cash equivalents, end of period	2,248	262	2,248	262

Operating activities
The 24% decrease in cash provided by operating activities this quarter was primarily a result of higher investments in financing receivables, net of the decrease in contract assets, and non-cash working capital associated with increased customer activity. Cash provided by operating activities for the year to date was in line with 2019.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $504 million and $1,656 million, respectively, on capital expenditures, before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	15	Third Quarter 2020

Financing activities
During the quarter and year to date, we received net amounts of $324 million and $1,196 million (2019 - repaid $333 million and received $1,594 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at September 30, 2020 and December 31, 2019.

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable securitization program	650	650
US commercial paper program	332	1,588

Total short-term borrowings	982	2,238

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	249	1.313	327	3,116	1.332	4,150
Repayment of US commercial paper	(1)	n/m	(2)	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			325			(1,402)

Net proceeds received from (repayment of) short-term borrowings			325			(1,402)

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	3,228	1.319	4,257	10,046	1.330	13,361
Repayment of US commercial paper	(3,461)	1.320	(4,568)	(10,446)	1.329	(13,881)
Net repayment of US commercial paper			(311)			(520)

Proceeds received from credit facilities	—	—	—	420	1.336	561
Repayment of credit facilities	—	—	—	(420)	1.343	(564)
Net repayment of credit facilities			—			(3)

Net repayment of short-term borrowings			(311)			(523)

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Rogers Communications Inc.	16	Third Quarter 2020

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019

Net issuance of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			—			1,000
Senior note issuances (US$)	—	—	—	1,250	1.341	1,676
Total senior note issuances			—			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			—			2,276

Net issuance of long-term debt			—			2,276

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Long-term debt net of transaction costs, beginning of period	19,008	16,163	15,967	14,290
Net issuance of long-term debt	—	—	2,540	2,276
(Gain) loss on foreign exchange	(264)	113	252	(263)
Deferred transaction costs incurred	(1)	—	(22)	(33)
Amortization of deferred transaction costs	4	3	10	9

Long-term debt net of transaction costs, end of period	18,747	16,279	18,747	16,279

Issuance of senior notes and related debt derivatives
In June 2020, we issued US$750 million floating rate senior notes due 2022 at a rate of the three-month LIBOR plus 0.60% per annum. Concurrent with the issuances, we entered into debt derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars and convert the floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances. See "Financial Risk Management" for more information on our derivatives.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt

Rogers Communications Inc.	17	Third Quarter 2020

derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars. As a result, we received net proceeds of $2.7 billion from the issuances.

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives this quarter or year to date. In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes at maturity. There were no derivatives associated with these senior notes.

Repurchase of Class B Non-Voting Shares
We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) this quarter or year to date. During the three months ended September 30, 2019, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares under our normal course issuer bid (NCIB) programs for a purchase price of $93 million, $4 million of which was paid in October 2019. During the nine months ended September 30, 2019, we repurchased for cancellation 4,273,218 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $298 million. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019. On October 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 4, 2021 to shareholders of record on December 10, 2020.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 22, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,638	1,712	(4)	4,267	4,682	(9)
Deduct:
Capital expenditures [2]	504	657	(23)	1,656	2,016	(18)
Interest on borrowings, net of capitalized interest	191	189	1	570	540	6
Cash income taxes [3]	75	99	(24)	243	345	(30)

Free cash flow [1]	868	767	13	1,798	1,781	1

[1]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[3]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter and year to date as a result of lower capital expenditures and lower cash income taxes, partially offset by lower adjusted EBITDA and higher interest on borrowings.

Rogers Communications Inc.	18	Third Quarter 2020

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2020	2019	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	2,248	494	1,754	n/m	See "Managing our Liquidity and Financial Resources".
Accounts receivable	1,804	2,304	(500)	(22)	Primarily reflects business seasonality, decreases in revenue, and the increase in allowance for doubtful accounts due to the changing economic conditions during COVID-19.
Inventories	460	460	—	—	n/m
Current portion of contract assets	736	1,234	(498)	(40)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	1,144	524	620	118	Primarily reflects an increase in financing receivables.
Current portion of derivative instruments	64	101	(37)	(37)	Primarily reflects changes in market values of our equity derivatives as a result of the decrease in the share price of Class B Non-Voting Shares. See "Financial Risk Management".
Total current assets	6,456	5,117	1,339	26

Property, plant and equipment	13,940	13,934	6	—	n/m
Intangible assets	8,891	8,905	(14)	—	n/m
Investments	2,711	2,830	(119)	(4)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	2,143	1,478	665	45
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Contract assets	140	557	(417)	(75)	Reflects our transition of consumer offerings to device financing agreements.
Other long-term assets	789	275	514	187	Reflects an increase in financing receivables.
Goodwill	3,940	3,923	17	—	n/m

Total assets	39,010	37,019	1,991	5

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	982	2,238	(1,256)	(56)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,494	3,033	(539)	(18)	Reflects reduced spending and business seasonality.
Income tax payable	374	48	326	n/m	Reflects the excess of current income tax expense over tax installments paid.
Other current liabilities	115	141	(26)	(18)	n/m
Contract liabilities	302	224	78	35	Primarily reflects an increase in contract liabilities related to device financing contracts.
Current portion of long-term debt	1,450	—	1,450	—	Reflects the reclassification to current of our $1,450 million senior notes due March 2021.
Current portion of lease liabilities	268	230	38	17	Reflects liabilities related to new leases entered.
Current portion of derivative instruments	33	50	(17)	(34)	Primarily reflects the settlement of certain debt derivatives related to our US CP borrowings. See "Financial Risk Management".
Total current liabilities	6,018	5,964	54	1

Provisions	37	36	1	3	n/m
Long-term debt	17,297	15,967	1,330	8
Reflects the issuance of $1.5 billion of senior notes due March 2027, the issuance of US$750 million of senior notes due March 2022, and changes as a result of the depreciation of the Cdn$ relative to the US $, partially offset by the reclassification to current of our $1,450 million senior notes. See "Managing our Liquidity and Financial Resources".

Derivative instruments	37	90	(53)	(59)
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Lease liabilities	1,560	1,495	65	4	Reflects liabilities related to new leases entered.
Other long-term liabilities	660	614	46	7	n/m
Deferred tax liabilities	3,365	3,437	(72)	(2)	n/m
Total liabilities	28,974	27,603	1,371	5

Shareholders' equity	10,036	9,416	620	7	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	39,010	37,019	1,991	5

Rogers Communications Inc.	19	Third Quarter 2020

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2020 and December 31, 2019.

As at September 30, 2020	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	333	2,859
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	333	2,859
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	2,248	—	—	—	2,248

Total	6,599	650	109	333	5,507

As at December 31, 2019	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,593	1,599
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,593	1,599
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	494	—	—	—	494

Total	4,845	650	109	1,593	2,493

[1]	The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,693 million of marketable securities in publicly traded companies as at September 30, 2020 (December 31, 2019 - $1,831 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.16% as at September 30, 2020 (December 31, 2019 - 4.30%) and our weighted average term to maturity was 13.2 years (December 31, 2019 - 14.1 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at September 30, 2020.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	20	Third Quarter 2020

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2020	2019

Long-term debt [1]	18,922	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(2,241)	(1,414)
Short-term borrowings	982	2,238
Lease liabilities	1,828	1,725
Cash and cash equivalents	(2,248)	(494)

Adjusted net debt [3]	17,243	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	5,797	6,212

Debt leverage ratio [3]	3.0	2.9

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Normal course issuer bid
In April 2020, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

During the three and nine months ended September 30, 2020, we did not repurchase any Class B Non-Voting Shares. During the three months ended September 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 1,374,848 Class B Non-Voting Shares for $93 million, $4 million of which was paid in October 2019. During the three months ended June 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. During the three months ended March 31, 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

Outstanding common shares

	As at September 30	As at December 31
	2020	2019

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,154,811
Class B Non-Voting Shares	393,770,507	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,458,463	993,645

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	21	Third Quarter 2020

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2019 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 94.8% of our outstanding debt, including short-term borrowings, as at September 30, 2020 (December 31, 2019 - 87.2%).

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three and nine months ended September 30, 2020 and 2019.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid			—			(21)

US commercial paper program
Debt derivatives entered	248	1.319	327	3,116	1.332	4,150
Debt derivatives settled	2	1.326	3	4,091	1.330	5,441
Net cash received			—			101

		Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	420	1.336	561
Debt derivatives settled	—	—	—	420	1.343	564
Net cash received			—			3

US commercial paper program
Debt derivatives entered	3,228	1.319	4,257	10,046	1.330	13,361
Debt derivatives settled	3,452	1.326	4,578	10,421	1.330	13,865
Net cash paid			(22)			(18)

As at September 30, 2020, we had nil and US$248 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2019 - nil and US$1,226 million), respectively.

Rogers Communications Inc.	22	Third Quarter 2020

Senior notes
Below is a summary of the debt derivatives we entered related to senior notes during the nine months ended September 30, 2020 and 2019.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2020, we had US$9,050 million (December 31, 2019 - US$8,300 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange and interest rate risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2020. We did not enter or settle any debt derivatives related to our outstanding lease liabilities during the three or nine months ended September 30, 2019.

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	—	—	—	90	1.400	126
Debt derivatives settled	14	1.357	19	30	1.333	40

As at September 30, 2020, we had US$130 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from October 2020 to June 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.366/US$ (December 31, 2019 - $1.318/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	180	1.306	235	1,266	1.356	1,717
Expenditure derivatives settled	255	1.298	331	735	1.299	955

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	780	1.322	1,031
Expenditure derivatives settled	240	1.254	301	690	1.251	863

Rogers Communications Inc.	23	Third Quarter 2020

As at September 30, 2020, we had US$1,521 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from October 2020 to December 2022 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.347/US$ (December 31, 2019 - $1.300/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

We did not enter into or settle any equity derivatives during the three months ended September 30, 2020 or 2019.

This year, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

This year, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil). During the nine months ended September 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	8,351	1.1940	9,971	2,177
As liabilities	829	1.3628	1,130	(27)
Short-term debt derivatives not accounted for as hedges:
As assets	249	1.3155	328	5
Net mark-to-market debt derivative asset				2,155
Expenditure derivatives accounted for as cash flow hedges:
As assets	522	1.2989	678	17
As liabilities	999	1.3721	1,371	(40)
Net mark-to-market expenditure derivative liability				(23)
Equity derivatives not accounted for as hedges:
As assets	—	—	166	8
As liabilities	—	—	72	(3)
Net mark-to-market equity derivative asset				5

Net mark-to-market asset				2,137

Rogers Communications Inc.	24	Third Quarter 2020

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

Commitments and Contractual Obligations

See our 2019 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2019 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2019 Annual MD&A, since December 31, 2019.

Regulatory Developments

See our 2019 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 5, 2020. The following are the significant regulatory developments since that date.

CRTC review of mobile wireless services
On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the Canadian Radio-television and Telecommunications Commission (CRTC) initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020; a final decision from the CRTC will follow. Any adverse decision regarding the items being reviewed in the proceeding could have a material, adverse effect on our financial results and future investments.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale HSA, including Rogers' third-party Internet access (TPIA) service. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies, filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The hearing was held on June 25 and 26, 2020. On September 10, 2020, the Court dismissed the appeal and on September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. See "Updates to Risks and Uncertainties" for more information.

CRTC review of wholesale wireline telecommunications services
On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 - Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the-premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to fibre-to-the-premises (FTTP) facilities as ordered in the CRTC's July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. A decision on final rates was anticipated

Rogers Communications Inc.	25	Third Quarter 2020

in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, Call for comments - Appropriate network configuration for disaggregated wholesale high-speed access services.

3500 MHz spectrum licence band
On June 6, 2019, Innovation, Science and Economic Development Canada (ISED Canada) released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. ISED Canada had anticipated that an auction of the 3500 MHz spectrum not retained by existing licensees would occur in the second half of 2020. On June 5, 2020, the auction was postponed until June 15, 2021.

3800 MHz spectrum licence band
On August 27, 2020, ISED Canada launched a consultation, the Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, proposing changes to the spectrum utilization of the 3800 MHz band. The proposed changes would make 250 MHz of the spectrum available for 5G. Comments on the consultation are due October 26, 2020 and a reply period is open until November 30, 2020.

Updates to Risks and Uncertainties

See our 2019 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2020, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments. As COVID-19 continues to significantly impact the well-being of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, including adding capacity and managing traffic where needed, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented alternative working arrangements for employees while we review and follow directions from the government to ensure the safety of our team and implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees. On March 16, 2020, and until June 30, 2020, we announced a series of measures to help our customers, including the temporary waiving of certain fees and providing access to a rotating selection of television channels and content, as we continually seek new ways to support our customers.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services (including the suspension of major sports leagues and live events), and the ability of certain suppliers and vendors to provide products and services to us.

This quarter, we maintained our programs to help employees manage through the COVID-19 public health crisis and provide support and services to our customers and audiences. After temporarily closing most of our retail locations nationally in March, we continued a steady and phased approach to reopening our retail locations across Canada, following the public health guidelines of their respective provinces, and had reopened substantially all of our retail stores as at September 30, 2020.

In late September, several Canadian provinces declared a "second wave" of COVID-19 has commenced and provinces are adjusting various restrictions, including mandatory closures of certain types of businesses and reduced limits on social gatherings. In response to the second wave, we formed a regional hotspot assessment team to monitor COVID-19 infection rates across Canada and alert management to allow appropriate responses across our businesses as required. While these restrictions have not yet had a significant impact on our operations, we cannot predict the extent to which they may affect us.

We remain in close contact with government officials at all levels, suppliers, partners, and key business customers, and our pandemic response plans are continually evolving.

Rogers Communications Inc.	26	Third Quarter 2020

The full extent and impact of the COVID-19 pandemic is unknown. Potential adverse impacts of the pandemic include, but are not limited to:

•
the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship, or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;

•
the restriction of fan attendance at major sports league games, the potential suspension or shortening of future major sports league seasons due to a second wave of COVID-19, and the associated television programming;

•	services provided to our customers at no cost, such as long distance calling, roaming, and free television channels;

•	lower roaming and overage revenue as customers are unable or unwilling to travel and continue to stay home; and

•	customers downgrading or cancelling their services;

•	an increase in delinquent or unpaid bills, which could lead to increased bad debt expense;

•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions;

•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage; and

•	higher costs for new capital.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs, we also cannot predict the extent to which they would be offset or the extent to which they would materialize.

Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, we are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. The Cable Carriers also filed an appeal to Cabinet and a review and vary application back to the CRTC. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order.

Due to the CRTC's issuance of the Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $195 million, representing the impact on a retroactive basis from March 31, 2016 to September 30, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matter described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us, we will recognize a provision during

Rogers Communications Inc.	27	Third Quarter 2020

the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2019 Annual MD&A and our 2019 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2020
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2020. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

•
Amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), and IFRS 7, Financial Instruments: Disclosures (IFRS 7), Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard that will become effective in a future year and is not expected to have an impact on our consolidated financial statements in future periods.

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.

Transactions with related parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Printing services	1	1	2	5

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and nine months ended September 30, 2020 and 2019.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2019 Annual MD&A. The COVID-19 pandemic has significantly affected our operating results this year in addition to the typical seasonal fluctuations in our business. Most notably in our Media

Rogers Communications Inc.	28	Third Quarter 2020

business, major professional sports leagues postponed and contracted their seasons between March and July, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized during the three months ended September 30, 2020 instead of earlier, as is typical.

Estimation Uncertainty
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments and the impact on our business. Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts and as a result, in the second quarter, we recognized an incremental $90 million in bad debt expense on our accounts receivable, financing receivables, and contract assets based on changing economic conditions.

Rogers Communications Inc.	29	Third Quarter 2020

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2019 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	Wireless subscriber churn (churn);

•	Wireless blended average billings per user (ABPU);

•	Wireless blended average revenue per user
(ARPU);

•	Cable average revenue per account (ARPA);

•	Cable customer relationships;

•	Cable market penetration (penetration);

•	capital intensity; and

•	total service revenue.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy. Our updated definitions are as follows:

SUBSCRIBER COUNTS
Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.

•
When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

•
Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

MARKET PENETRATION
Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

Rogers Communications Inc.	30	Third Quarter 2020

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	31	Third Quarter 2020

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Net income	512	593	1,143	1,575
Add:
Income tax expense	189	219	408	544
Finance costs	219	215	653	610
Depreciation and amortization	663	627	1,952	1,850

EBITDA	1,583	1,654	4,156	4,579
Add (deduct):
Other expense (income)	6	16	(1)	2
Restructuring, acquisition and other	49	42	112	101

Adjusted EBITDA	1,638	1,712	4,267	4,682

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2020	2019	2020	2019

Adjusted EBITDA	1,638	1,712	4,267	4,682
Divided by: total revenue	3,665	3,754	10,236	11,121

Adjusted EBITDA margin	44.7%	45.6%	41.7%	42.1%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Net income	512	593	1,143	1,575
Add (deduct):
Restructuring, acquisition and other	49	42	112	101
Income tax impact of above items	(13)	(13)	(30)	(29)
Income tax adjustment, legislative tax change	—	—	—	(23)

Adjusted net income	548	622	1,225	1,624

Rogers Communications Inc.	32	Third Quarter 2020

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2020	2019	2020	2019

Adjusted basic earnings per share:
Adjusted net income	548	622	1,225	1,624
Divided by:
Weighted average number of shares outstanding	505	511	505	513

Adjusted basic earnings per share	$1.09	$1.22	$2.43	$3.17

Adjusted diluted earnings per share:
Diluted adjusted net income	545	613	1,208	1,618
Divided by:
Diluted weighted average number of shares outstanding	506	513	506	514

Adjusted diluted earnings per share	$1.08	$1.19	$2.39	$3.15

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2020	2019	2020	2019

Cash provided by operating activities	986	1,305	3,374	3,360
Add (deduct):
Capital expenditures	(504)	(657)	(1,656)	(2,016)
Interest on borrowings, net of capitalized interest	(191)	(189)	(570)	(540)
Interest paid	216	222	614	581
Restructuring, acquisition and other	49	42	112	101
Program rights amortization	(16)	(17)	(54)	(58)
Net change in contract asset balances	(363)	26	(1,079)	55
Net change in financing receivable balances	521	24	1,071	24
Change in non-cash operating working capital items	198	45	29	267
Other adjustments	(28)	(34)	(43)	7

Free cash flow	868	767	1,798	1,781

Rogers Communications Inc.	33	Third Quarter 2020

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	—
Long-term debt	17,297	15,967
Deferred transaction costs and discounts	175	163
	18,922	16,130
Add (deduct):
Net debt derivative assets	(2,155)	(1,383)
Credit risk adjustment related to net debt derivative assets	(86)	(31)
Short-term borrowings	982	2,238
Current portion of lease liabilities	268	230
Lease liabilities	1,560	1,495
Cash and cash equivalents	(2,248)	(494)

Adjusted net debt	17,243	18,185

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	17,243	18,185
Divided by: trailing 12-month adjusted EBITDA	5,797	6,212

Debt leverage ratio	3.0	2.9

Rogers Communications Inc.	34	Third Quarter 2020

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2020			2019				2018 [1]
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,228	1,934	2,077	2,493	2,324	2,244	2,189	2,464
Cable	988	966	973	987	994	997	976	989
Media	489	296	412	530	483	591	468	540
Corporate items and intercompany eliminations	(40)	(41)	(46)	(58)	(47)	(52)	(46)	(55)
Total revenue	3,665	3,155	3,416	3,952	3,754	3,780	3,587	3,938
Total service revenue [2]	3,086	2,797	3,049	3,244	3,233	3,345	3,143	3,276

Adjusted EBITDA [3]
Wireless	1,089	918	1,026	1,064	1,138	1,128	1,015	1,028
Cable	508	454	453	497	499	478	445	489
Media	89	(35)	(85)	22	130	72	(84)	40
Corporate items and intercompany eliminations	(48)	(43)	(59)	(53)	(55)	(43)	(41)	(36)
Adjusted EBITDA	1,638	1,294	1,335	1,530	1,712	1,635	1,335	1,521
Deduct (add):
Depreciation and amortization	663	650	639	638	627	614	609	564
Restructuring, acquisition and other	49	42	21	38	42	39	20	94
Finance costs	219	214	220	230	215	206	189	205
Other expense (income)	6	7	(14)	(12)	16	(1)	(13)	(26)
Net income before income tax expense	701	381	469	636	812	777	530	684
Income tax expense	189	102	117	168	219	186	139	182
Net income	512	279	352	468	593	591	391	502

Earnings per share:
Basic	$1.01	$0.55	$0.70	$0.92	$1.16	$1.15	$0.76	$0.97
Diluted	$1.01	$0.54	$0.68	$0.92	$1.14	$1.15	$0.76	$0.97

Net income	512	279	352	468	593	591	391	502
Add (deduct):
Restructuring, acquisition and other	49	42	21	38	42	39	20	94
Loss on bond forward derivatives	—	—	—	—	—	—	—	21
Loss on repayment of long-term debt	—	—	—	19	—	—	—	—
Income tax impact of above items	(13)	(11)	(6)	(14)	(13)	(10)	(6)	(32)
Income tax adjustment, legislative tax change	—	—	—	—	—	(23)	—	—
Adjusted net income [3]	548	310	367	511	622	597	405	585

Adjusted earnings per share [3]:
Basic	$1.09	$0.61	$0.73	$1.00	$1.22	$1.17	$0.79	$1.14
Diluted	$1.08	$0.60	$0.71	$1.00	$1.19	$1.16	$0.78	$1.13

Capital expenditures	504	559	593	791	657	742	617	828
Cash provided by operating activities	986	1,429	959	1,166	1,305	1,057	998	1,051
Free cash flow [3]	868	468	462	497	767	609	405	471

[1]	2018 reported figures have not been restated applying IFRS 16. See our 2019 Annual MD&A for more information.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	35	Third Quarter 2020

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	—	—	3,191	3,299	519	505	(45)	(50)	3,665	3,754
Net income (loss)	512	593	390	461	69	140	(459)	(601)	512	593

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	—	—	9,111	9,671	1,267	1,603	(142)	(153)	10,236	11,121
Net income (loss)	1,143	1,575	988	1,322	123	159	(1,111)	(1,481)	1,143	1,575

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2020	Dec. 31 2019	Sep. 30 2020	Dec. 31 2019	Sep. 30 2020	Dec. 31 2019	Sep. 30 2020	Dec. 31 2019	Sep. 30 2020	Dec. 31 2019
Selected Statements of Financial Position data measure:
Current assets	27,141	26,571	26,091	24,447	9,776	10,552	(56,552)	(56,453)	6,456	5,117
Non-current assets	31,817	30,048	24,517	26,342	3,716	3,710	(27,496)	(28,198)	32,554	31,902
Current liabilities	26,886	26,550	28,023	29,201	9,271	8,278	(58,162)	(58,065)	6,018	5,964
Non-current liabilities	19,248	17,869	4,911	4,938	142	138	(1,345)	(1,306)	22,956	21,639

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	36	Third Quarter 2020

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio;

•	statements relating to plans we have implemented in response to COVID-19 and its impact on us; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions;

•	industry structure and stability; and

•	the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical, and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	37	Third Quarter 2020

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2019 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	38	Third Quarter 2020